Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or
“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	05/18/2017 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016

V11	Update in items 10.3 and 15.7	10/19/2016

V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016

V13	Update in items 12.7, 12.8, 12.13, 20.1 and 20.2	12/05/2016

V14	Update in items 12.1d, 12.5/12.6, 12.7/12.8 and 12.13	12/20/2016

V15	Update in items 12.7, 12.8 and 12.13	12/29/2016

V16	Update in items 10.3 b, 12.5/6, 12.7/8 and 12.13.	01/19/2017

V17	Update in item 11.	02/07/2017

V18	Update in item 1, 12.1 b, 12.1 d, 12.5/6, 12.7/8, 12.9, 12.10, 12.13.	05/02/2017

V19	Update in item 11.	05/03/2017

V20	Update in item 10.3	05/18/2017

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

1.0. Identification:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief Executive Officer
Marcelo Kopel	Investor Relations Officer

1.1. Chief Executive Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief Executive Officer

The above qualified officer states that:

a. he has revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.2. Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Marcelo Kopel	Investor Relations Officer

The above qualified officer states that:

a. he has revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

1.3. Chief Executive Officer’s/Investor Relations Officer’s Statement:

Name of the person responsible for the content of the form	Position of the person responsible
Candido Botelho Bracher	Chief Executive Officer
Marcelo Kopel	Investor Relations Officer

The above qualified officers state that:

a. they have revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and as compared to 2014, we changed the presentation of our segments in order for them to reflect them with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking, and these are the main changes for the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the results of this segment arise from the offer of banking products and services to a diversified client base of individuals and companies, account and non-account holders. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (very small and small companies). This segment includes financing and credit offered outside the branch network, the offer of credit cards and Itaú BMG Consignado operations.

✓	Wholesale Banking: the results of the Wholesale Banking segment arise from products and services offered to middle-market companies, high-net worth clients (Private Banking), the activities of the Latin American units and of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes were announced in the structure of Itaú Unibanco Holding S.A, chaired by Mr. Roberto Setubal, with the introduction of a new Executive Committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

b) Incorporation, acquisition or disposal of ownership interest

2017

Acquisition of a minority interest in XP Investimentos

On May 11, 2017, through subsidiary Itaú Unibanco S.A., we entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), through which we agreed to acquire 49.9% of total share capital (representing 30.1% of voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for the amount of R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”). The amount attributed to 100% of XP Holding’s share capital (before capital increase) is of approximately R$12 billion, which is equal to 20 times the estimated price earnings (2018). In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The business conduction and management of all XP Group’s companies, including XP Investimentos, will continue to be fully independent, segregated and autonomous, preserving its current principles and values. XP Group’s control will continue to be held by XP Controle’s shareholders, and the current officers and executives of XP Holding, XP Investimentos and its subsidiaries will remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, seeking to offer a diverse range of products of its own and of third-parties to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. We will act as a minority shareholder and have no influence over the commercial and operational policies of XP Investimentos or of any other XP Group’s companies, neither will we any have preference or exclusivity rights regarding the distribution of such products.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

2016

Acquisition of Citibank’s retail operations in Brazil

On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered, by means of its subsidiaries Itaú Unbanco S.A. and Itaú Corretora de Valores S.A., into an Equity Interest Purchase Agreement with Banco Citibank S.A. and with other companies of its conglomerate (“Citibank”) for the acquisition of the retail activities (aimed at individuals) carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

Citibank’s retail operations in Brazil (with 71 branches) includes, approximately, a client base of 315,000 current account holders, R$ 35 billion in deposits and managed assets (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$ 6 billion. With this acquisition, IUH will have R$ 1,404 billion in assets. The impact on IUH’s core capital arising from this operation is estimated at approximately 40 bps (Full Basel III Ratio).

The completion of this operation is subject to compliance with some conditions precedent, including the obtainment of approval from the proper authorities, such as the Central Bank of Brazil and the Brazilian antitrust agency (CADE).

This operation is not expected to have significant impacts on the results for the current year.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and sale of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business combination agreement with Banco BMG, which sets forth the terms and conditions for the combination of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business combination, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

On September 29, Itaú Unibanco entered into an agreement for the purchase and sale of shares with Banco BMG. On December 28, 2016, after meeting certain conditions precedent provided for in the agreement, Itaú Unibanco purchased the totality of the interest held by Banco BMG in Itaú BMG Consignado, corresponding to 40% of total capital, for the approximate amount of R$1.46 billion.

Itaú Unibanco and BMG executed a new commercial agreement by means of which they will maintain an association for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels tied to BMG and its affiliates.

2015

Acquisition of Recovery

In December 2015, through our subsidiary Itaú Unibanco, we entered into a purchase agreement and other covenants with Banco BTG Pactual S.A. (BTG), by which Itaú Unibanco agreed to directly or indirectly acquire the total interest of BTG in Recovery do Brasil Consultoria S.A. (Recovery), equivalent to 81.94% of the company’s total stock, for the amount of R$640 million, restated based on interbank deposit rate (CDI) up to the closing date.

This same agreement also provided for Itaú Unibanco’s direct or indirect acquisition of 70% of the portfolio of R$38 billion (face value) in credit rights related to the recovery of portfolios held by BTG, for the amount of R$570 million, restated based on the CDI up to the closing date.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The expertise of Recovery and its management team in providing overdue credit recovery services will optimize Itaú Unibanco’s operations, which, together with the ongoing provision of services to third parties, will lead to a higher potential growth of Recovery’s activities.

The transaction was closed on March 31, 2016, after meeting certain conditions precedent usual in similar transactions, with the acquisition of 89.08% of interest in Recovery’s capital stock, of which 81.94% of BTG and 7.14% of other stockholders, and of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Acquisition of ConectCar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots, and in October 2015 it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares was carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after the satisfaction of conditions precedent usual for operations of this nature, including obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operation

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interest in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on the pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid was adjusted by the amount of R$13.5 million on September 31, 2015 based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca (“Transaction Agreement”). On June 2, 2015, together with our subsidiary Banco Itaú Chile, we entered into an amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidad de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective general stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

At that same date, we entered into a stockholders’ agreement with CorpBanca’s former controlling stockholders, which included provisions on the election of management members, issues subject to our joint approval, and the transfer of shares among us and to third parties accordingly.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business unification, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was closed on December 20, 2013, after obtaining the proper regulatory approvals.

Banco Credicard and Credicard Promotora are the entities responsible for the offering and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

c) Unusual events or operations

In 2015, 2014 and 2013, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2015	2014	2013
Recurring net income	23,832	20,619	15,836
Non-recurring events	(473)	(377)	(140)
Increase in the social contribution tax rate	3,988	-	-
Complementary allowance for loan losses	(2,793)	(668)	-
Provision for contingencies	(696)	(126)	(754)
Change in the Accounting Treatment of Financial Lease	(520)	-	-
Social security fund	(130)	-	-
Goodwill amortization	(162)	(177)	-
Program for Cash or Installment Payment of Taxes	37	(25)	508
Realization of assets and Impairment	(50)	(9)	(239)
Sale of large risk insurance operations	-	736	-
Criteria adjustment - Credicard	-	(37)	-
Porto Seguro	17	(60)	272
IRB	-	62	131
Improvement of the labor claim provision model	-	(74)	-
Other	(163)	-	(58)
Net Income	23,360	20,242	15,696

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely on our current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients (ex-impairment)
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses and impairment

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2017
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2017

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2017. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2017

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2017 (*)

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	From -5.0% to -1.5%

Result from Loan Losses and Impairment [4]	Between R$ 14.5 bn and R$ 17.0 bn	Between R$ 12.5 bn and R$ 15.0 bn

Commissions and Fees and Result from Insurance Operations [5]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

(*)Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

[1]	Considers USD 3.50 at Dec-17;
[2]	Includes units abroad ex-Latin America;
[3]	Includes endorsements, sureties and private securities;
[4]	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;
[5]	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco reiterates the forecast previously disclosed for 2017 fiscal year.

Due to changes in the Credit Card regulation introduced by Resolution No. 4,549 and to changes in the macroeconomic expectations for the year (upon preparation and disclosure of 2017 forecast, the company took into account a macroeconomic scenario forecasting an average Selic rate of 11.0% for 2017, however Itaú Unibanco’s macroeconomic projections currently indicate an average Selic rate of 10.2% for 2017), the company informs that management currently expects that by the end of 2017 the annual variation in the financial margin with clients (ex-impairment) to be closer to the lower end of the range provided by the forecast disclosed for the Consolidated and Brazil operations.

Additionally, due to the outperformance of Banking Service Fees and Result from Insurance Operations¹, the company informs that management currently expects that by the end of 2017 the year-over-year variation to be at the higher end of the range provided by the forecast disclosed for the Consolidated and Brazil operations.

Note (1): Commission and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2016 (*)

	Consolidated		Brazil [1]
	Previous	Revised	Previous	Revised

Total credit Portfolio[2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Result from Loan Losses[3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4 bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

	Consolidated			Brazil [1]
	Previous	Revised		Previous	Revised

Total credit Portfolio[2]	From -10,5% to -5,5%	-11%		From -11,0 to -6,0%	-9,8%

Financial Margin with Clients	From -2,5% to 0,5%	-2,50%		From -1,0% to 2,0%	-0,2%	%

Result from Loan Losses[3]	Between R$ 23,0 bn and R$26,0 bn	R$ 22,4	bn	Between R$21,0 bn and R$24,0 bn	R$ 20,2	bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4,0% to 7,0%	4,9%		From 4,5% to 7,5%	5,9%

Non-Interest Expenses	From 2,0% to 5,0%	4,9%		From 2,5% to 5,5%	4,9%

(*)Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Reasons for deviations from forecasts

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex- FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8,8%

*Expectations do not include the effect of CorpBanca´s transaction.2 Includes endorsements, sureties and private securities. 2.Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5% , if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

▪	Total Credit Portfolio : The country’s economic growth was lower than we had projected.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Not applicable.

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws7;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman and one to three Vice Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Director

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two Officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the policy for the compensation of our employees and recommending improvements to the Board of Directors.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is the statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the activities, independence and quality of the service provided by our independent auditors and internal auditors, and the effectiveness of internal control and risk management systems. The Audit Committee was established in April 2004 by the Annual General Stockholders’ Meeting, for the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendence of Private Insurance (SUSEP) that are part of the Itaú Unibanco Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. To reach its purposes, the Internal Audit’s responsibilities are to carry out audit technical activities and supplementary activities. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

{0><}0{>b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees<0}

•	{0><}98{>Fiscal Council:<0} {0><}0{>04/19/2017 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);<0}

•	{0><}98+{>Audit Committee:<0} 04/28/2004;

•	{0><}76+{>Strategy Committee:<0} 06/24/2009;

•	{0><}98+{>Capital and Risk Management Committee:<0} 06/24/2009;

•	{0><}98+{>Nomination and Corporate Governance Committee:<0} 06/24/2009;

•	{0><}76+{>Personnel Committee:<0} 06/24/2009;

•	{0><}98+{>Compensation Committee:<0} {0><}0{>02/17/2011; and<0}

•	{0><}76+{>Related Parties Committee:<0} 03/28/2013.

c)   mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman, as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is conducted by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

{0><}0{>d) with respect to the members of the executive board, their individual duties and powers<0}

{0><}100{>The Chief Executive Officer is responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.<0}

{0><}98{>General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for the activities assigned to them by the Board of Directors.<0}

{0><}0{>The composition of our Executive Board, as well as the individual duties of each officer, is as follows.<0}

{0><}0{>Chief Executive Officer<0}

{0><}0{>Candido Botelho Bracher is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.<0}

{0><}76{>General Managers<0}

{0><}88{>Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury.<0} {0><}0{>Before the Central Bank of Brazil, he is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), repurchase agreements (CMN Resolution No. 3,339/06), loan and securities exchange operations (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities in regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM)<0}

{0><}81{>Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Commercial Banking, to relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance, pension plan, and premium bonds departments.<0} {0><}0{>Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), for the commercial portfolio, lease portfolio, mortgage portfolio, and loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolutions No. 2,025/93 and 2,078/94), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles and real estate properties (CMN Resolution No. 4,088/12).<0}

{0><}0{>Vice-Presidents<0}

{0><}0{>André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business.<0}

{0><}0{>Caio Ibrahim David is responsible for the control and risk management department, the finance segment and controller’s department.<0}

{0><}0{>Claudia Politanski is responsible for the legal, ombudsman’s, personnel, corporate communication, and institutional and government relations departments.<0}

{0><}76{>Executive Officers<0}

{0><}0{>Alexsandro Broedel Lopes works in the finance department.<0} {0><}0{>Before the Central Bank of Brazil, he is responsible for supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04<0}

{0><}0{>Fernando Barçante Tostes Malta is responsible for the Executive Office of Internal Controls, Operational Risks and Compliance.<0}

{0><}0{>Leila Cristiane Barboza Braga de Melo is responsible for the Legal Department, which comprises Litigation, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, as well as the Ombudsman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Registration of Complaints and Requests (BACEN Circular No. 3,729/14).<0}

{0><}0{>Paulo Sérgio Miron is responsible for the internal audit division.<0}

{0><}76{>Officers<0}

{0><}0{>Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).<0}

{0><}0{>Álvaro Felipe Rizzi Rodrigues, José Virgilio Vita Neto, and Sergio Mychkis Goldstein are responsible for activities in the legal department.<0}

{0><}0{>Atilio Luiz Magila Albiero Júnior is the representative of the finance department.<0}

{0><}0{>Eduardo Hiroyuki Miyaki is responsible for the internal audit activities.<0} {0><}0{>Before the Central Bank of Brazil, he is responsible for the operational risk control (CMN Resolution No. 3,380/06), procedures and internal controls related to the trading of securities in regulated markets (CVM Instruction No. 505/11).<0}

{0><}80{>Emerson Macedo Bortoloto is responsible for the internal audit activities.<0}

{0><}0{>Gilberto Frussa is responsible for the Corporate Compliance Office activities, acting as CCO (Chief Compliance Officer).<0} {0><}0{>Before the Central Bank of Brazil, he is responsible for supplying information (BACEN Circular No. 3,504/10), the Policy of Environmental and Social Responsibility (CMN Resolution No. 4,327/14), the adjustment of products, services and operations to the client’s profile (CVM Instruction No. 539/13), and for the Institutional Policy of Relationship with Clients and Users of financial products and services (CMN Resolution No. 4,539/16).<0}

{0><}0{>Marcelo Kopel is our Investor Relations Officer (CVM Resolution No. 480/2009) and he is mainly responsible for the communications with the market and the increase of the transparency of the financial and strategic information.<0}

{0><}0{>Matias Granata is responsible for credit risk management (CMN Resolution No. 3,721/09).<0}

{0><}0{>Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).<0}

{0><}0{>Tatiana Grecco is responsible for the management of liquidity risk (CMN Resolution No. 4,090/12) and of market risk (CMN Resolution No. 3,464/07) - (remaining with Matias Granata until she takes office).<0}

12.2. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) call notice terms

According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.

The Extraordinary Stockholders’ Meeting of September 14, 2016 was called with over 30 days in advance, in view of the Company’s voluntary adoption of the remote voting system, in line with the best market practices.

b) duties

It is incumbent upon the Annual General Stockholders’ Meeting to:

•	amend the bylaws;

•	appoint, elect and remove members of the Board of Directors;

•	appoint the members of the Fiscal Council;

•	resolve upon the financial statements and the distribution and investment of profits;

•	resolve upon the management report and the accounts of the Executive Board;

•	establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board;

•	change the capital, provided that the authority of the Board of Directors to change the capital up to the limit of the authorized capital is observed, regardless of a statutory reform;

•	resolve upon mergers, takeovers and spin-offs or any other forms of corporate restructuring;

•	resolve upon retained earnings or the allocation to reserves; and

•	resolve upon stock option plans of shares issued by the Issuer or its subsidiaries.

c) addresses (street or electronic) where the documents related to the stockholders’ meeting will be available to stockholders for analysis

The documents to be analyzed at the stockholders’ meetings are available to Stockholders on the Issuer’s investor relations website (www.itau.com.br/investor-relations), as well as on the website of the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) or on the website of BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of these documents via the e-mail address investor.relations@itau-unibanco.com.br.

d) Identification and management of conflicts of interest

According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote in meetings that are intended to resolve upon appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for the damages caused, and (iii) being required to transfer to the Issuer any advantages obtained.

e) Request for proxies by management for the exercise of voting rights

The availability of proxies was enabled by us according to Attachment 23 to CVM Instruction No. 481/09 for the sole purpose of offering an additional mechanism to facilitate the attendance of stockholders at the meetings. For the meetings held during the last three years, the proxy request was fully funded by the Issuer.

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means

The stockholders can be represented in annual general stockholders’ meetings by a proxy under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of their proxy (for documents issued overseas, the respective sworn translation, certified by the local consulate is required):

a) Legal entities – certified copy of the bylaws of the legal entity represented, evidence of the election of management members and the respective proxy with notarized signature;

b) Individuals – the proxy, with notarized signature.

It is not necessary for the corporate shareholder's proxy to be a shareholder, an administrator of the Issuer, or an attorney.

In order to facilitate the work of the Stockholders’ Meetings, we suggested at the Extraordinary Stockholders’ Meeting of September 14, 2016 that the Stockholders represented by proxy holders had to submit, until 12 p.m. on September 13, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or for e-mail to drinvest@itau-unibanco.com.br.

g) Formalities required for acceptance of a distance voting ballot, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.

Stockholders wishing to vote by using the remote voting form may forward their voting instructions related to the matters to be resolved on at the Meeting:

•	by remote voting form forwarded directly to the Issuer; or

•	by completion instructions transmitted to their custody agents providing such service, in the case of Holders of shares deposited at a central depository.

Stockholders forwarding the voting form directly to the Issuer

Stockholders choosing to exercise their remote voting right may do so directly to the Issuer and are required to send the following documents:

(i)           a physical copy of the Remote Voting Form duly completed, initialized and signed (a sworn translation, certified by the local consulate, is not required for documents in foreign language); and

(ii)          ID document – for Legal Entities: a notarized copy of the articles of association/ bylaws, proof of election of management, and a notarized copy of the ID document of these representatives; for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. The respective consularized and sworn translation of documents produced abroad is required.

If they so prefer, Stockholders may forward digitalized copies of the documents referred to in (i) and (ii) above to e-mail drinvest@itau-unibanco.com.br, and, in this case, it is mandatory that they also forward the original copy of the voting form and the notarized copy of the other required documents. Specifically for the Extraordinary Stockholders’ of September 14, 2016, Stockholders had to forward such documents up to September 8, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

After the documents referred to in (i) and (ii) above are received, the Issuer will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction 481/09.

If the voting form is forwarded directly to the Issuer, but it is not fully completed or does not include the supporting documents described in item (ii) above, this form will be disregarded, and this information will be forwarded to the Stockholder at the electronic address stated in the voting form.

After the voting term elapses, Stockholders will no longer be able to change the voting instructions sent. The last voting instruction submitted by the Stockholder will be the one included in the Issuer’s voting map.

Stockholders forwarding the form to the custody agents

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instructions to their custody agents, subject to the rules determined by the latter. Stockholders should contact the custody agent to check the procedures established by such agents, as well as the documents requested accordingly.

Stockholders should transmit the form completion instructions to their custody agents within the period specified by the Issuer, except if otherwise stated by these agents. Specifically for the Extraordinary Stockholders’ meeting called for September 14, 2016, the period specified by the Issuer was September 8, 2016.

h) Whether the company makes available an electronic system to receive distance voting ballots or distance participation

For the Extraordinary Stockholders’ meeting held on September 14, 2016, the Issuer adopted the remote voting system, even though it was optional for 2016 and the matters to be resolved on at the Extraordinary Stockholders’ Meeting did not require the use of the remote voting form, in accordance with CVM Instruction 481/09, as amended by CVM Instruction 561/15.

i) Instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the distance voting ballot.

For the first time, we adopted voluntarily the remote voting system for the Extraordinary Stockholders’ meeting of September 14, 2016, that addressed one single specific matter, that is, the proposed bonus shares. Accordingly, the inclusion of proposals related to resolutions, slates or applicants for the boards of directors and fiscal council did not apply to this meeting.

j) Whether the company will make available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas

We have no forums designed for receiving and sharing stockholders’ comments on the meetings’ agendas. However, we make a channel available on the investor relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or doubts directly to the Board of Directors through the link “Contact IR” on the Investor Relations website: https://www.itau.com.br/investor-relations/itau-unibanco/contact-ir. In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors for Stockholders’ Meeting”

The Extraordinary Stockholders’ Meeting Manual, published on August 12, 2016, is available on our Investor Relations website at the specific link www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_AGE_2016_eng.pdf.

k) Other information required to distance voting and exercise of the distant voting right

The Issuer has decided to voluntarily adopt the remote voting system for the Extraordinary Stockholders’ Meeting of September 14, 2016 related to the specific matter of the proposed share bonus. The information required for stockholders to exercise their remote voting right is included in the Meeting Manual.

This decision demonstrates our commitment to promote the best corporate governance practices, by encouraging all stockholders to exercise their voting right and the transparency in the market.

12.3. Describe the rules, policies and practices related to stockholders’ meetings, indicating:

a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary general stockholders' meetings

The Board of Directors meets ordinarily, 8 times annually and, extraordinarily, whenever corporate interests so demand. In 2015, the Board of Directors met 12 times.

b) If applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board

The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf

c) The rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with ours. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board can only participate in up to four Boards of Directors of companies that are not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee, the Superintendence of Ethics and Ombudsman or the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

12.4. If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration

Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Vice-President
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist in construction	19 - Other officers		No	0.00%
Not applicable.		Officer
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers		No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers		No	0.00%
Not applicable.		Officer
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers		No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant and Economist	19 - Other officers		No	0.00%
Not applicable.		Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers		No	0.00%
Not applicable.		Director-General
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	19 - Other officers		Yes	0.00%
Not applicable.		Director-General
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information Technologist	19 - Other officers		No	0.00%
Not applicable.		Officer
Wagner Bettini Sanches	04/12/1971	A Board of Officers’ member only	04/28/2016	Annual	2
114.032.758-58	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers		No	0.00%
Not applicable.		Officer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/27/2017	Annual	3
059.369.658-13	Business administrator	19 - Other officers		No	0.00%
Chairman of the Disclosure and Trading Committee		Officer

Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers		No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers		No	0.00%
Not applicable.		Director Vice-President
Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		Director Vice-President
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers		No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		General Director
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	29 - Other Board members		Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (independent director)

Member of the Appointments and Corporate Governance Committee

Member of the Strategy Committee

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members		Yes	100.00%
Member of the Capital and Risk Management Committee		Member of the Board of Directors (independent director)

Member of Compensation Committee
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members		Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members		Yes	72.73%
Member of the Compensation Committee		Member of the Board of Directors (independent director)

Chairman of the Capital and Risk Management Committee

Member of the Related Parties Committee
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members		Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Personnel Committee

Chairman of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members		Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)
Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members		Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)

Member of the Capital and Risk Management Committee

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee
Candido Botelho Bracher	12/05/1958	A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	Administrator	19 - Other Board Officers		No	0.00%
Member of the Capital and Risk Management Committee		Director-General

Member of the Strategy Committee Director-General
Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	39 - Other Board members		Yes	100%
Member of the Capital and Risk Management Committee		Vice-chairman of the Board of Directors (executive director)

Member of the Personnel Committee
Member of the Strategy Committee
Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members		Yes	0.00%
Not applicable		Member of the Board of Directors (executive director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members		Yes	0.00%
Not applicable.		Member of the Board of Directors (non-executive director)
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members		Yes	0.00%
Not applicable		Member of the Board of Directors (executive director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
031.077.288-53	Economist	40 – Chairman of Fiscal Council (Effective) Nominated by the Controlling Stockholder		Yes	100.00%
Not applicable.
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder		Yes	0.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the Preferred Stockholders		No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the Preferred Stockholders		No	100.00%
Not applicable.
João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder		Yes	0.00%
Not applicable.
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15	Lawyer	43 - Fiscal Council (Effective) Nominated by the Controlling Stockholder		Yes	100.00%
Not applicable.

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; She is currently responsible for the Legal, Institutional and Personnel areas, and serves as the General Legal Counsel.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programsMain activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016).

Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2017;

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2017; Member of the Board of Directors from August 2006 to April 2008;

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2017;

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Construction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). Main activity of the company: Accounting and tax audit and consulting services.

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

Main activity of the company: Accounting and tax audit and consulting services.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia

Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President

Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Wagner Bettini Sanches - 114.032.758-58

Itaú Unibanco Holding S.A.: Officer since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000. Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigation.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer from November 2012 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, MBA. – completed with high distinction, majoring in Finance and Strategy in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, he was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. from 1996 to 2003. He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units from 2003 to 2004. He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units from 2005 to 2010. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015. Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2006.

Main activity of the company: Multiple-service bank, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice-President.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and Chairman since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and of the Strategy Committee since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, being Chairman since August 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple-service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016. Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995. Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%
231.877.943-00			06/13/1965		2
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970		4
Not applicable.
Geraldo Travaglia Filho	Audit Committee	Chairman of the Committee	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951		5
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	04/27/2017	Annual	0.00%
101.942.071-53					0
			12/19/1952
Member of the Board of Directors
Member of the Related Parties
Committee
Member of the Capital and Risk
Management Committee
Maria Helena dos Santos Fernandes de	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
Santana
036.221.618-50			06/23/1959		3
Not applicable.
Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962		1
Not applicable.
Alfredo Egydio Arruda Villela Filho	Compensation Committee	Committee member(effective)	Engineer	04/28/2017	Annual	100.00%
066.530.838-88			11/18/1969		6
Member of the Appointments and Corporate Governance Committee
Vice-chairman of the Board of Directors

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
090.997.197-87			06/01/1944	04/28/2016	1
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
548.346.867-87			07/13/1956	04/28/2016	6
Chairman of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Moreira Salles	Compensation Committee	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72			10/20/1959	04/28/2016	6
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Chairman of the Personnel Committee
Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	04/28/2016	Annual	100.00%
031.212.717-09	Disclosure and Trading		10/05/1974	04/28/2016	3
	Committee
Executive Officer
Alfredo Egydio Arruda Villela Filho	Other committees	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
	066.530.838-88		11/18/1969	04/28/2016	7
	Appointments and Corporate
	Governance Committee

Member of the Compensation Committee

Vice-chairman of the Board of Directors

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Alfredo Egydio Setubal	Other committees	Committee member (effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07			09/01/1958	04/28/2016	7
	Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee

Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member (effective)	Administrator	04/28/2016	Annual	25.00%
014.414.218-07	Disclosure and Trading Committee		09/01/1958	04/28/2016	8
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member (effective)	Administrator	04/28/2016	Annual	66.67%
014.414.218-07	Personnel Committee		09/01/1958	04/28/2016	1
Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07	Capital and Risk Management Committee		09/01/1958	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Disclosure and Trading
Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	100.00%
166.644.028-07	Disclosure and Trading Committee		03/28/1977	04/28/2016	2
Officer
Caio Ibrahim David	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	75.00%
101.398.578-85	Disclosure and Trading Committee		01/10/1968	04/28/2016	6
Director Vice-President
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Capital and Risk Management Committee		05/12/1958	04/28/2016	7
Member of the Strategy Committee
Member of the Board of Directors

Director General
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Strategy Committee		05/12/1958	04/28/2016	1
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Director General

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	75.00%
076.630.558-96	Disclosure and Trading Committee		10/19/1965	04/28/2016	2
Not Applicable
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Capital and Risk Management Committee		01/28/1960	04/28/2016	4

Member of the Board of Directors

Member of the Appointments and
Corporate Governance Committee
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Appointments and Corporate Governance Committee		01/28/1960	04/28/2016	4
Member of the Board of Directors

Member of the Capital and Risk Management Committee
Eduardo Mazzilli de Vassimon	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
033.540.748-09	Disclosure and Trading Committee		10/07/1958	04/28/2016	1
General Director
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/28/2016	1
Member of the Appointments and Corporate Governance Committee

Member of the Strategy Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Appointments and Corporate Governance		10/03/1954	04/28/2016	1
Member of the Personnel Committee	Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee (Effective)	Mathematician	04/28/2016	Annual	50.00%
030.086.348-93	Disclosure and Trading Committee		08/29/1965	04/28/2016	7
Not Applicable
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Capital and Risk Management Committee		12/19/1952	04/28/2016	7
Member of the Board of Directors

Member of Compensation Committee

Member of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/28/2016	3
Member of the Board of Directors
Member of the Compensation Comittee
Member of the Capital and Risk Management Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/28/2016	4
Executive Officer
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	06/03/2016	Annual	0.00%
			09/11/1951	06/09/2016	0
	Personnel Committee
032.767.670-15
Member of Board of Directors
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	04/28/2016	Annual	100.00%
059.369.658-13	Disclosure and Trading Committee		11/05/1964	04/28/2016	2
Officer

Investor Relations Officer
Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Strategy Committee		11/24/1948	04/28/2016	4
Member of the Board of Directors

Chairman of the Related Parties Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Related Parties Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors

Chairman of the Strategy Committee

Member of the Personnel Committee
Nildemar Secches	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Personnel Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Related Parties Committee

Chairman of the Strategy Committee
Pedro Luiz Bodin de Moraes	Other Committees	Chairman of the Committee	Economist	04/28/2016	Annual	100.00%
548.346.867-87 Capital and Risk Management	Committee		07/13/1956	04/28/2016	7
Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
		(Effective)
548.346.867-87	Related Parties Committee		07/13/1956	04/28/2016	3
Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Member of the Committee (Effective)	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/28/2016	7

Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Appointments and Corporate		10/20/1959	04/28/2016	7
	Governance Committee
Chairman of the Compensation Committee
Chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Personnel Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Member of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/28/2016	6
Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/28/2016	7
Member of the Capital and Risk Management Committee

Member of the Personnel Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	85.71%
007.738.228-52	Capital and Risk Management Committee		10/13/1954	04/28/2016	7
Member of the Strategy Committee

Member of the Personnel Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Personnel Committee		10/13/1954	04/28/2016	7
Member of the Strategy Committee

Member of the Capital and Risk Management Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics – ongoing - from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança Corporatival - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Itaú Unibanco Holding S.A.:

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, and of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of Appointments and Compensation from May 2006 to June 2009, and Accounting Policies from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009. Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, and particularly in those engaged in banking and commercial automation equipment and provision of services.

Academic Background: Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since december 2016; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Managing Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Demosthenes Madureira de Pinho Neto – 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance and Capital and Risk Management committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Managing Vice-President from Abril 2015 to December 2016; Executive Officer from March 2013 to April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015 and Managing Vice-President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003. Main activity of the company: Multiple bank, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

IItaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons Alexsandro Broedel Lopes and Maria Helena dos Santos Fernandes de Santana.

Alexsandro Broedel Lopes was an Officer at the Brazilian Securities and Exchange Commission (CVM) between January 4, 2010 and January 2, 2012.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.9 - The existence of marital relationship, stable union or kinship extended to relatives up to second degree related to Issuer’s management members, parent companies and subsidiaries

We present this information in item 12.13.

12.10 – Subordination, services provision or control relationships between management members and subsidiaries, parent companies and others

We present this information in item 12.13.

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damages caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying the management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative proceeding our arbitration proceedings, or due to disregarding of legal identity related to the activities of the issuer or its subsidiaries, as result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sublimits and deductibles for each item covered. The D&O insurance premiums paid on January 7, 2016 and maturing on November 2016 amounted to nine million, five hundred and forty-one thousand, five hundred and seventy two reais and four cents (R$ 9,541,572.04), including the Financial Operations Tax (IOF).

12.12. Inform whether the issuer follows any code of good corporate governance practices, indicating, if so, the code adopted and the corporate governance differentiated practices adopted due to it.

On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a)	regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least 5 and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

b)	regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, the members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. However, this limit may be exceeded by approval of the Appointments and Corporate Governance Committee.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	37
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Appointments and Corporate Governance	2
Committee
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; (d) Other Committees had not been recomposed yet and the number of terms of office remains unchanged; 2) for Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C - MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings held since the investiture date of the members until February 6, 2017 were considered, i.e., the numbers included in the table above; b) Other Committees had not been recomposed yet and the number of terms of office remains unchanged; c) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committee, the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

D - INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

1.	We inform the end of the term office of the member of the fiscal council Iran Siqueira Lima, due to his death. Pursuant to Article 2, paragraph 2, of the Rules of the Fiscal Council, in case of absence, impediment, resignation or death, the member will be replaced by the respective alternate.

2.	We inform the end of the term office of the member of the Audit Committee Sergio Darcy da Silva Alves, due to his death.

3.	Mr. Ricardo Baldin will not take office as a member of the Audit Committee to which he was appointed by the resolution of the meeting of the Board of Directors held on April 28, 2016 because he accepted an invitation to take part of the Executive Board of the National Bank for Economic and Social Development (BNDES).

4.	At the Board meeting held on December 9, 2016, Mr. Eduardo Mazzilli de Vassimon was moved from the position of Managing Vice-President to General Director.

5.	We inform that the investiture date of the elected members is pending ratification by the Central Bank of Brazil.

6.	At the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017, the following members were elected for the Board of Directors: Messrs. ALFREDO EGYDIO SETUBAL, AMOS GENISH, FÁBIO COLLETTI BARBOSA, GERALDO JOSÉ CARBONE, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO, and ROBERTO EGYDIO SETUBAL, for the annual term of office that will be in force until the elected members take office at the Annual General Stockholders’ Meeting of 2018. These Directors will take office as soon as these elections are ratified by the Central Bank of Brazil. Other information on the elected Directors is available in items 12.5/12.6.

Current Directors, as listed below, elected at the Annual and Extraordinary General Stockholders’ Meeting of April 27, 2016, will hold office until the members elected at the Annual and Extraordinary General Stockholders’ Meeting of April 19, 2017 take office.

Composition of the Board of Directors elected at the Annual and Extraordinary General Stockholders’ Meeting of April 27, 2016:

Chairman:

PEDRO MOREIRA SALLES

Vice-Chairmen:

ALFREDO EGYDIO ARRUDA VILLELA FILHO

ROBERTO EGYDIO SETUBAL

Members:

ALFREDO EGYDIO SETUBAL

CANDIDO BOTELHO BRACHER

DEMOSTHENES MADUREIRA DE PINHO NETO

FÁBIO COLLETTI BARBOSA

GUSTAVO JORGE LABOISSIÈRE LOYOLA

JOSÉ GALLÓ

NILDEMAR SECCHES

PEDRO LUIZ BODIN DE MORAES

RICARDO VILLELA MARINO

F - POLITICALLY EXPOSED PERSONS

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons Alexsandro Broedel Lopes and Maria Helena dos Santos Fernandes de Santana.

Alexsandro Broedel Lopes was an Officer at the Brazilian Securities and Exchange Commission (CVM) between January 4, 2010 and January 2, 2012.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management member: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not Applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior are in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors, together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with his father Pedro Moreira Salles (Co-chairman of the Board of Directors), are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary companies.

b) Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are in the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not Applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a)	Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares
2013	Extraordinary	04.19.2013 – 3:00 p.m.	more than 90% of common shares and more than 3% of preferred shares
	Annual	04.19.2013 – 3:20 p.m.	more than 90% of common shares and more than 18% of preferred shares
	Extraordinary	04.19.2013 – 3:40 p.m.	more than 90% of common shares and more than 3% of preferred shares

b)	Training in 2015

Executive Board:

Training	Audience	Frequency	Adhesion	Proposal for 2016
Risk Culture	Up to Members of the Board of Directors	Specific dates	100%	Continues in 2016
Reporting	Officers	Annual	77%	Continues in 2016
Executive Seminars	Superintendents and Officers	Annual	68%	New cycle in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities. The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

c)	Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk. Also in 2015, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal, Proprietary Business, Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East), as well Banco Itaú Chile’s integration project into CorpBanca.

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. The Chairman of the Audit Committee presents, at least twice a year, to the Board of Directors, the outcome of work performed in the six-month period by the Audit Committee, as well as its recommendations, including about the financial statements, evaluation of the external auditor, internal auditor and internal controls, compliance and operating risk area. As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that need to be analyzed by the Board of Directors. In 2015, the chairman of the Audit Committee presented matters in five meetings of the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the notes of the Audit Committee about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are presented thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, 4 times a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, 4 times a year). In addition, in 2015, the Fiscal Council met two more times with the Executive Board to discuss specific matters.

d)	In 2015, as part of the Integrity and Ethics Program of Itaú Unibanco, we developed the following training courses:

Training	Audience	Frequency	Adherence	Proposal for 2016
Ethics e-learning course	Up to managers	Since the launch of the current version of the Code of Ethics	72%	Implementation of the new e-learning course
Prevention of corruption e-learning course	Up to officers	Biannual	84% Central Adm.	Continues in 2016
			61% Brach Network
			88% IBBA
Prevention of corruption face-to- face training	Up to superintendents of the areas more sensitive to corruption risk	Biannual	81%	Continues in 2016 (refresher course for the trained areas and call of new areas)
Ethics workshop	Managers and coordinators	Specific dates	100%	Continues in 2016 for new managers and coordinators
Executive seminars	Superintendents and officers	Annual	68%	New cycle in 2016
Adherence to the Code of Ethics (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics.	Up to officers	Annual	92%	Replaced by an unified term that comprises ethics and other topics related to corporate integrity

e)	In 2015, the Ombudsman received 921 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

For all situations addressed, when misaligned behaviors were identified, guidance and disciplinary measures were applied based on Itaú Unibanco’s polices that are available to all employees.

f)	Supporting Documentation for the Meetings of the Board of Directors:

The member of the Board receive, whenever possible, at least five (5) days before the meeting, the supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for productive cooperation in the debates.

g)	Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.